Exhibit 99.3

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 21, 179 Turbot Street Brisbane Qld 4000 Australia T +61 7 3230 9000 E brisbane@amcconsultants.com W amcconsultants.com

CONSENT OF QUALIFIED PERSON

28 August 2020

TO:

Autorité des Marchés Financiers du Québec

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Nunavut Securities Office

Yukon Registrar of Securities

AND TO:    Turquoise Hill Resources Ltd. (the “Corporation”)

Re:	Technical Report dated 28 August 2020

I, Michael Thomas, am an author of the technical report entitled “Oyu Tolgoi 2020 Technical Report” dated 28 August 2020, with an effective date of 30 June 2020 (the “Technical Report”).

I hereby consent to (i) the public filing of the Technical Report and (ii) the use of any extracts from or summary of the Technical Report in the Corporation’s news releases dated July 2, 2020 (“Turquoise Hill announces completion of 2020 Oyu Tolgoi Feasibility Study, updated Mineral Reserves and Mineral Resources, and an improved liquidity outlook” and August 28, 2020 (“Turquoise Hill announces increased 2021 gold production outlook and files 2020 Oyu Tolgoi Technical Report”) filed with the securities regulatory authorities referred to above.

I certify that I have read each of the news releases referred to above filed by the Corporation and that they fairly and accurately represent the information in the parts of the Technical Report for which I am responsible.

Yours truly

Dated: 28 August 2020

`”Michael Thomas” [signed]

Name: Michael Thomas

Title: Principal Mining Consultant